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                             August 14, 2023

       David Gow
       Chief Executive Officer
       SportsMap Tech Acquisition Corp.
       5353 West Alabama, Suite 415
       Houston, Texas 77056

                                                        Re: SportsMap Tech
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 31, 2023
                                                            File No. 001-40916

       Dear David Gow:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       Summary of the Material Terms of the Transactions, page 35

   1. We note your response to comment 3, including your amended disclosure related to the per share merger
consideration. In addition to this disclosure, please amend your disclosure to to show
the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders at each redemption level, taking into account not only the
money in the trust account, but the post-transaction equity value of the combined company.
Your disclosure should show the impact of certain equity
                                                        issuances on the per
share value of the shares, including the exercises of public and private warrants,
options and the issuance of any earnout shares under each redemption scenario
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
August 14, NameSportsMap
           2023            Tech Acquisition Corp.
August
Page 2 14, 2023 Page 2
FirstName LastName
The Background of SportsMap's Interaction with ICI, page 113

2. We note your revised disclosure on page 117 in response to prior comment 6 that the parties during the October 31, 2022 call "reviewed the status of pilot projects and other opportunities in the pipeline" and that ICI's management believes that the active pipeline would "yield new revenue in 2023." Please revise to expand your disclosure of the status of the pilot projects and other pipeline opportunities discussed on the October 31, 2022 call.
The Comparable Companies Approach, page 120

3. We note your response and revised disclosure in response to prior comment 7, which we reissue in part. You disclose on page 120 that your preliminary comparable companies analysis conducted in September 2022 was subsequently revised on December 15, 2022.
         Please revise to expand your discussion of the material differences between the preliminary and subsequent comparable companies analyses.
Certain Forecasted Financial Information for ICI, page 126

4. We note your response to comment 10. Given the limited historical revenue of ICI of only $7.3 million in 2022 and less than $1 million during the 3 months ended March 31,
         2023, we continue to believe additional clarity should be provided regarding the significant assumptions used and the basis for those assumptions in arriving at the forecasted revenues for the 12 months ended June 30, 2024 of $22.1 million. In this regard, please address the following:

                Your revised disclosures mention multiple amounts related to the Updated Forecast, including a probability-adjusted gross pipeline for realized enterprise SaaS revenues from identified customers and "in process" opportunities of approximately $4.2 million for the twelve-month period ending June 30, 2024, total forecast SaaS revenue of $3.4 million, probability adjusted gross pipeline for hardware sales of approximately $10.9 million, and a "go get" revenue target for hardware sales of approximately $5.8 million over the NTM Period. Please further clarify what each of these amounts represent as it is not clear based on their description as well as how these amounts correspond to the actual forecasted revenue amounts. Please clarify if there are actual customer commitments which serve as a basis for these assumptions;
              and

                Your response to comment 15 also addresses probability adjusted pipeline and the expectation of inventory to be sold in the twelve months subsequent to March 31,
              2023. Please further clarify how this corresponds to the forecasted information provided.
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
August 14, NameSportsMap
           2023            Tech Acquisition Corp.
August
Page 3 14, 2023 Page 3
FirstName LastName
Information about ICI
Market Opportunity, page 170

5. We note your revised disclosure relating to the risks specific to the Oil & Gas and
         Manufacturing markets in response to prior comment 12. Please revise to include balancing disclosure to address the challenges and risks specific to the Distribution
         & Logistics and Utilities markets in this section as well.
Results of Operations, page 183

6. We note your response to comment 14. Please also separately quantify the extent to which changes in revenues for the year ended December 31, 2022 are attributable to changes in prices, changes in volume, or to the introduction of new products or services pursuant to Item 303(b)(2)(iii) of Regulation S-K. Please reconcile your statement on page
         185 that "The Company did not introduce new products or software subscription services for the three months ended March 31, 2023" with the disclosure on page 21 which states that it launched its SmartIR cloud-software product suite in the first quarter of 2023.
         Also, disclose whether sales returns have been material and if so quantify the impact on reported sales. Further, please expand your disclosure to explain the material changes in gross margin for each period presented.
Critical Accounting Policies and Estimates, page 190

7.       Your response to prior comment 15 does not clearly indicate how you reasonably
         concluded that no material inventory allowance was required at March 31, 2023. Since inventory is ICI's largest asset, please include a disclosure within the critical accounting policies section that clearly identifies any known factors that materially impact inventory measurement risk. For example, specifically disclose whether you have performed a physical count of inventory since the October 2022 flood. Clarify whether any such physical inventory count covered all units of inventory or just a portion thereof. Given
         ICI's internal control weaknesses (page 192), please tell us whether there were any material disparities between ICI's inventory counts and its corresponding
         inventory/financial accounting records during the periods presented. If so, then that risk element should also be disclosed so that readers can understand how the material weakness can impact your inventory accounting. See Item 303(b)(3) of Regulation S-K.
8. In your discussion of inventory measurement risks, please explain how you considered your apparent surplus of slow moving inventory in concluding that no material inventory allowance was required in 2022 or in 2023. In this regard, it appears that it will take over
         4 years to liquidate your inventory based on your 2023 sales activity. Clarify whether a material portion of your inventory balance is comprised of inventory units for which there have been no sales in 2023. Disclose also the amount of inventory that was older than one year as of the latest Balance Sheet date. If your recoverability estimates are materially impacted by current purchase orders then please clarify for readers how the volume and
 David Gow
SportsMap Tech Acquisition Corp.
August 14, 2023
Page 4
         pricing of such orders impacted your analysis. Your disclosure should clearly identify any known business, competitive and economic factors that have materially hindered your ability to sell your inventory in 2022 and 2023. If you expect to recognize a material inventory allowance adjustment in the quarter ended June 30, 2023 then please tell us in your response.
9. Based on your response to comment 15, it appears that over 80% of your March 31, 2023 inventory was over a year old. In your discussion of inventory measurement risks, please explain to readers how you considered the risks of technological obsolescence (page 57), and the 2022 and 2023 material declines in aggregate sales volumes, and the declines in average selling prices for certain products (page 186) in concluding that no material inventory allowance was required in 2022 or 2023. Further, please disclose a tabular presentation of activity in your inventory allowance for each period presented so that readers can better assess the accuracy of management's estimates.
10.      We understand from your disclosure on page 183 that 95% of your 2021 sales was
         comprised of products deployed for Covid biorisk applications and that those sales declined by 98% in 2022. In your discussion of inventory measurement risks, please explain how you considered the impact of this substantial sales decline and the corresponding adverse change in market conditions in concluding that no material inventory allowance was required in 2022 or in 2023.
11. Based on your response to comment 15, it appears that a substantial amount of inventory is classified as a current asset even though it is not reasonably expected to be sold for over
         12 months. Further, it appears you assume that all of your small value componentry, and replacement, maintenance and spare parts units are current assets instead of using your historical data to estimate the rate of dispositions that will likely
exceed one year   and
         reclassifying the corresponding amount as noncurrent. Therefore, it is not clear whether your measurement of current assets may be confusing to readers. Please give us your analysis of ASC 210-10-45-3 in regards to this issue.
Inventories, page F-11

12. In order for us to better understand the absence of a material inventory allowance, please clarify for us how you applied the guidance in ASC 330-10-35-11 in your accounting for inventories.
13. Based on your response to comment 15, we understand that a material portion of your inventory is comprised of a large quantity of small value componentry, and replacement, maintenance and spare parts. Please provide a disclosure that quantifies the dollar amount
FirstName LastNameDavid Gow
       of these inventory items at each Balance Sheet date so that readers can understand the
Comapany    NameSportsMap
       extent                Tech Acquisition
              to which the inventory  balance isCorp.
                                                comprised of parts vs. finished
goods. See the
Augustanalogous   guidance
        14, 2023 Page  4 in Article 5-02(6) of Regulation S-X.
FirstName LastName
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
August 14, NameSportsMap
           2023            Tech Acquisition Corp.
August
Page 5 14, 2023 Page 5
FirstName LastName
General

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Ralph de Martino, Esq.